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July 7, 2010

VIA EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-3
Filed June 8, 2010
File No. 333-167393

Era Anagnosti, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549

Dear Ms. Anagnosti:

On behalf of Evercore Partners Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on June 8, 2010. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated June 29, 2010, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Evercore Partners Inc.

Securities and Exchange Commission	-2-	July 7, 2010

General

1.	Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009.

Evercore Partners Inc. respectfully acknowledges the Staff’s comment.

Exchange of Evercore LP Partnership Units, page 3

2.	We note your disclosure related to the exchange rights of the holders of the partnership units. Please tell us what consideration you have given to filing the agreement defining these rights as an exhibit to the registration statement See Item 601(b)(4) of Regulation S-K.

Evercore Partners Inc. respectfully advises the Staff that, unlike the situation of certain other companies with similar ownership structures, there is no separate agreement providing for the exchange rights of the holders of partnership units. Rather, as disclosed on page 3 of the Registration Statement, the actual right to exchange partnership units of Evercore LP for shares of Class A common stock is set forth in the certificate of incorporation, which is filed as an exhibit to the Registration Statement. Evercore Partners Inc. notes, however, that the certificate of incorporation provides that such exchange right is subject to the provisions of the limited partnership agreement of Evercore LP and that, as described on pages 13-14 of the Registration Statement, under the terms of such limited partnership agreement the holders of the partnership units as to which the Registration Statement relates do not have the right to transfer such partnership units as part of an exchange transaction until May 2014. In response to the Staff’s comment the limited partnership agreement of Evercore LP has been added as an exhibit to the Registration Statement.

Exchange of Evercore LP Partnership Units, page 9

3.	In the introductory paragraph you state that the description of your capital stock is a summary “qualified in its entirety... by applicable law” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

Evercore Partners Inc. respectfully acknowledges the Staff’s comment and has removed from page 9 of the Registration Statement the statement indicating that the description of capital stock is qualified by applicable law.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

[signature on next page]

Securities and Exchange Commission	-3-	July 7, 2010

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Pamela Long, Esq.

Evercore Partners Inc.

Adam B. Frankel, Esq.